FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of July 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.         An announcement regarding power generation in the first half of 2017 of Huaneng Power International, Inc. (the Registrant”);
2.         An announcement regarding date of meeting of the board of directors of the Registrant; and
3.         An announcement regarding proposed public issuance of corporate bonds and renewable corporate bonds to qualified investors;

Submitted by the Registrant on July 18 (for the first two announcements) and July 19 (for the last announcement),  2017.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

POWER GENERATION WITHIN CHINA INCREASED BY 27.80%
IN THE FIRST HALF OF 2017

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc. (“the Company”), for the second quarter of 2017, the Company’s total power generation by the power plants within China on consolidated basis amounted to 90.697 billion kWh, representing an increase of 31.03% over the same period last year. Total electricity sold by the Company amounted to 85.624 billion kWh, representing an increase of 31.02% over the same period last year. In the first half of 2017, the Company’s total power generation by the power plants within China on consolidated basis amounted to 186.685 billion kWh, representing an increase of 27.80% over the same period last year. Total electricity sold by the Company amounted to 176.121 billion kWh, representing an increase of 27.55% over the same period last year. In the first half of 2017, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB407.49 per MWh, representing an increase of 3.30% over the same period last year.

The main reasons attributable to the increase in the Company’s power generation were:

(1)	the acquisition of power generation assets in Heilongjiang, Jilin and Shandong, which contributed to the significant rise in the Company’s output level; and

(2)	a year-on-year increase in thermal power generation in Central China and East China.

The power generation (in billion kWh) by each region of the Company’s domestic power plants are listed below:

Region	Power Generation				Electricity sold
	April to June 2017	Change	January to June 2017	Change	April to June 2017	Change	January to June 2017	Change
*Heilongjiang Province	3.183	2.16%	6.416	6.15%	2.983	2.12%	6.015	6.33%
*Coal-fired	2.867	-1.32%	5.981	4.92%	2.674	-1.46%	5.588	5.08%
*Wind-power	0.316	50.33%	0.436	26.63%	0.309	49.03%	0.426	26.08%
*Jilin Province	1.982	17.89%	3.983	11.89%	1.877	17.26%	3.752	12.45%
*Coal-fired	1.620	15.05%	3.416	8.50%	1.528	15.27%	3.211	8.59%
*Wind-power	0.283	44.58%	0.426	51.70%	0.274	35.01%	0.410	57.65%
*Hydro-power	0.038	30.15%	0.045	47.01%	0.038	30.14%	0.044	47.04%
*PV	0.0003	–	0.0003	–	0.0003	–	0.0003	–
*Biomass power	0.041	-15.47%	0.096	-3.81%	0.036	-14.78%	0.086	-3.50%
Liaoning Province	3.361	-10.78%	8.571	-3.79%	3.135	-11.28%	8.013	-4.28%
Coal-fired	3.237	-11.14%	8.371	-4.10%	3.012	-11.68%	7.815	-4.61%
Wind-power	0.102	-3.52%	0.169	9.95%	0.101	-3.73%	0.168	9.79%
Hydro-power	0.013	-18.98%	0.014	-40.66%	0.013	-19.31%	0.014	-40.84%
PV	0.0094	226.58%	0.0171	496.13%	0.0091	250.64%	0.0165	539.50%
Inner Mongolia	0.063	-11.44%	0.112	-6.26%	0.063	-12.00%	0.111	-6.58%
Wind-power	0.063	-11.44%	0.112	-6.26%	0.063	-12.00%	0.111	-6.58%
Hebei Province	3.901	7.69%	6.767	2.40%	3.673	7.80%	6.364	2.12%
Coal-fired	3.828	6.83%	6.640	1.51%	3.604	6.90%	6.257	1.44%
Wind-power	0.061	60.63%	0.106	59.14%	0.059	62.97%	0.087	37.15%
PV	0.0109	3503.47%	0.0208	6786.72%	0.0103	–	0.0196	–
Gansu Province	1.928	-20.98%	5.110	0.31%	1.818	-21.62%	4.844	-0.46%
Coal-fired	1.520	-27.46%	4.397	-0.26%	1.428	-28.19%	4.157	-1.21%
Wind-power	0.408	18.51%	0.713	3.95%	0.390	17.91%	0.686	4.30%
Ningxia	0.0004	–	0.0004	–	0.0004	–	0.0004	–
PV	0.0004	–	0.0004	–	0.0004	–	0.0004	–
Beijing	0.958	-29.80%	3.347	-12.21%	0.935	-26.95%	3.149	-11.04%
Coal-fired	–	-100.00%	1.086	-36.18%	–	-100.00%	0.945	-36.08%
Combined Cycle	0.958	11.40%	2.261	7.13%	0.935	10.86%	2.204	6.91%
Tianjin	1.477	32.13%	3.245	-1.80%	1.398	32.54%	3.050	-2.00%
Coal-fired	1.060	27.44%	2.690	8.07%	0.991	27.73%	2.509	8.26%
Combined Cycle	0.417	45.76%	0.554	-31.96%	0.407	45.95%	0.541	-31.94%
PV	0.00001	–	0.00001	–	–	–	–	–

Region	Power Generation				Electricity sold
	April to June 2017	Change	January to June 2017	Change	April to June 2017	Change	January to June 2017	Change
Shanxi Province	2.842	-8.17%	5.408	-10.14%	2.668	-7.92%	5.096	-10.02%
Coaled-fired	2.115	-25.48%	3.444	-23.89%	1.960	-26.01%	3.185	-24.40%
Combined Cycle	0.727	182.71%	1.964	31.48%	0.709	184.08%	1.911	31.76%
PV	0.0004	–	0.0004	–	–	–	–	–
Shandong Province	21.212	101.94%	41.852	114.58%	19.927	101.05%	39.218	113.55%
Coal-fired	21.042	100.32%	41.540	112.98%	19.761	99.38%	38.917	111.91%
*Wind-power	0.133	28.08%	0.257	14.13%	0.132	0.00%	0.250	12.77%
*PV	0.0367	182.82%	0.0547	175.17%	0.0336	0.00%	0.0508	215.39%
Henan Province	4.890	16.15%	10.872	21.48%	4.616	15.97%	10.257	21.21%
Coal-fired	4.376	3.94%	9.863	10.20%	4.112	3.33%	9.269	9.53%
*Combined Cycle	0.494	31.68%	0.970	14.04%	0.483	31.60%	0.949	13.99%
Wind-power	0.019	–	0.038	–	0.018	–	0.038	–
PV	0.0014	–	0.0014	–	0.0014	–	0.0014	–
Jiangsu Province	11.499	20.03%	21.385	9.27%	10.921	20.10%	20.292	9.04%
Coal-fired	10.193	15.71%	18.942	5.19%	9.641	15.66%	17.918	4.91%
Combined Cycle	1.098	69.60%	2.013	57.04%	1.076	69.37%	1.974	56.76%
Wind-power	0.197	58.21%	0.419	48.86%	0.192	57.15%	0.388	43.47%
PV	0.012	–	0.012	–	0.0117	–	0.0117	–
Shanghai	3.604	-13.35%	8.766	-2.77%	3.410	-13.52%	8.312	-2.87%
Coal-fired	3.183	-14.18%	7.838	-4.54%	2.999	-14.38%	7.405	-4.71%
Combined Cycle	0.421	-6.54%	0.929	15.30%	0.412	-6.65%	0.908	15.29%
Chongqing	1.554	-6.11%	4.211	-1.64%	1.432	-6.26%	3.912	-1.42%
Coal-fired	1.353	-6.17%	3.482	-4.86%	1.237	-6.36%	3.202	-4.82%
Combined Cycle	0.201	-5.72%	0.729	17.34%	0.195	-5.61%	0.710	17.47%
Zhejiang Province	7.185	42.01%	13.443	20.88%	6.904	42.32%	12.915	21.13%
Coal-fired	7.034	40.48%	13.204	20.29%	6.757	40.78%	12.682	20.54%
Combined Cycle	0.138	177.59%	0.216	54.63%	0.135	176.55%	0.211	54.28%
PV	0.0133	387.75%	0.0227	401.74%	0.0126	356.12%	0.0218	399.95%
Hubei Province	2.492	19.39%	6.531	9.52%	2.320	18.85%	6.111	9.05%
Coal-fired	2.297	17.96%	6.232	8.17%	2.130	17.25%	5.819	7.61%
Wind-power	0.080	187.07%	0.146	151.05%	0.078	186.88%	0.143	152.02%
Hydro-power	0.115	2.63%	0.154	6.26%	0.112	3.28%	0.149	6.51%
PV	0.00001	–	0.00001	–	–	–	–	–

Region	Power Generation				Electricity sold
	April to June 2017	Change	January to June 2017	Change	April to June 2017	Change	January to June 2017	Change
Hunan Province	1.358	19.74%	3.908	25.87%	1.263	19.36%	3.654	25.17%
Coal-fired	1.104	26.09%	3.419	30.67%	1.013	26.11%	3.171	30.11%
Wind-power	0.136	-9.55%	0.289	5.39%	0.135	-9.69%	0.286	5.36%
Hydro-power	0.116	7.78%	0.198	-7.23%	0.114	7.80%	0.195	-7.23%
PV	0.0014	–	0.0014	–	0.0014	–	0.0014	–
Jiangxi Province	4.458	35.45%	8.988	18.59%	4.251	36.01%	8.590	18.88%
Coal-fired	4.415	35.00%	8.893	18.10%	4.217	35.80%	8.503	18.48%
Wind-power	0.043	103.92%	0.096	92.06%	0.035	67.45%	0.086	76.87%
Anhui Province	1.343	12.92%	2.846	1.33%	1.281	14.74%	2.724	2.30%
Coal-fired	1.285	15.48%	2.737	0.96%	1.224	15.72%	2.616	1.30%
Wind-power	0.025	47.82%	0.059	243.35%	0.025	–	0.058	–
Hydro-power	0.032	-45.36%	0.050	-37.92%	0.032	-45.48%	0.050	-38.03%
Fujian Province	2.182	22.32%	4.025	18.68%	2.056	22.49%	3.793	18.82%
Coal-fired	2.182	22.30%	4.025	18.68%	2.056	22.49%	3.793	18.82%
PV	0.0002	–	0.0002	–	–	–	–	–
Guangdong Province	5.231	30.34%	9.234	17.59%	4.995	30.46%	8.837	17.70%
Coal-fired	5.226	30.21%	9.224	17.46%	4.990	30.32%	8.827	17.57%
PV	0.0052	–	0.0100	–	0.0052	–	0.0100	–
Yunnan Province	0.900	-23.19%	1.881	-10.93%	0.833	-22.97%	1.743	-10.38%
Coal-fired	0.801	-27.16%	1.631	-16.32%	0.736	-27.18%	1.501	-16.21%
Wind-power	0.100	36.65%	0.250	53.61%	0.097	37.69%	0.242	57.43%
Guizhou Province	0.014	-0.95%	0.034	39.87%	0.014	2.07%	0.033	91.29%
Wind-power	0.014	-0.95%	0.034	39.87%	0.014	2.07%	0.033	91.29%
Hainan Province	3.074	-21.03%	5.742	-17.26%	2.852	-21.38%	5.335	-17.56%
Coal-fired	2.984	-22.52%	5.591	-18.33%	2.763	-23.00%	5.187	-18.73%
Combined Cycle	0.002	-91.43%	0.008	-80.34%	0.002	-91.07%	0.008	-79.59%
Wind-power	0.020	12.22%	0.053	14.45%	0.019	12.02%	0.051	14.35%
Hydro-power	0.063	2,500.62%	0.080	878.87%	0.062	2,909.88%	0.079	952.18%
PV	0.0055	–	0.0101	–	0.0054	–	0.0099	–
Total	90.697	31.03%	186.685	27.80%	85.624	31.02%	176.121	27.55%

Note:
The remark * represented the regional companies or power plants involved in the new acquisition by the Company at the end of 2016. They had been incorporated in the Company’s financial statements since 1 January 2017, and the year-on-year data of which is for information only.

For the second quarter of 2017, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 21.8% in Singapore, representing an increase of 0.4 percentage point compared to the same period of last year. In the first half of 2017, the accumulated power generation accounted for a market share of 21.5%, representing a decrease of 0.1 percentage point compared to the same period last year.

In addition, the wind power units with a total capacity of 52MW (26 x 2) of Huaneng Jiangxi Linghuashan Wind Power Plant, the 50MW photovoltaic power units (PV units) of Shanxi Yushe Photovoltaic Power Plant, the 15MW PV units of Jilin Linjiang Jubao Photovoltaic Power Plant, the 10MW PV units of Fujian Changle Photovoltaic Power Plant, the 14.1 MW PV units of Jiangsu Guanyun Photovoltaic Power Plant and the 16.13MW PV units of Zhejiang Huzhou Distributed Photovoltaic Power Plant (each being wholly owned by the Company) as well as the 40MW PV units of Huichang Photovoltaic Project of Huaneng Jiangsu Taicang Power Plant (75% owned by the Company), the 10MW PV units of Hunan Yueyang Xingang Photovoltaic Power Plant (60% owned by the Company), the 20MW PV units of Huichang Photovoltaic Project of Henan Qinbei Power Plant (60% owned by the Company), the 20MW PV units of Hunan Yueyang Leigutai Photovoltaic Power Plant (55% owned by the Company), the 2.2MW PV units of Tianjin Chenxi Photovoltaic Power Plant (55% owned by the Company), the 20MW PV units of Huaneng Shandong Laiwu Niuquan Photovoltaic Power Plant (80% owned by the Company), the 6.3MW PV units of Shandong Furuite Rooftop Photovoltaic Power Plant (76% owned by the Company), the 19.75MW PV units of Shandong Weihai Haibu Photovoltaic Power Plant (80% owned by the Company), the 100MW PV units of Shandong Zhanhua Qingfenghu Photovoltaic Power Plant (46% owned by the Company), the 19.8MW PV units of Shandong Ruyi Helan Photovoltaic Power Plant (40% owned by the Company) and the 12.5MW PV units of Huichang Photovoltaic Project of Hainan Haikou Power Plant (91.8% owned by the Company) have been put into operation in the second quarter. Meanwhile, the installed capacity of certain power plants invested by the Company also changed. As of 30 June 2017, the Company had a controlled installed capacity of 101,698MW and an equity-based installed capacity of 90,796MW.

By Order of the Board
Huaneng Power International, Inc
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xu Haifeng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
18 July 2017

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

DATE OF MEETING OF THE BOARD OF DIRECTORS

The board of directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) announced that a meeting of the Board of the Company will be convened on Tuesday, 1 August 2017, for the purposes of considering and approving the interim results announcement of the Company for the six months ended 30 June 2017 for publication, and transacting any other business.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xu Haifeng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
18 July 2017

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ANNOUNCEMENT ON PROPOSED PUBLIC ISSUANCE
OF CORPORATE BONDS AND
RENEWABLE CORPORATE BONDS TO QUALIFIED INVESTORS

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

In order to satisfy the operation and production needs, supplement the working capital and/or project investment, reduce financing costs and enhance financing flexibility and efficiency, Huaneng Power International, Inc. (the “Company” or the “Issuer”) proposed a public issuance of corporate bonds and renewable corporate bonds with an aggregate principal amount of not exceeding RMB3.8 billion (inclusive) and RMB5.0 billion (inclusive) respectively to the qualified investors.

On 13 June 2017, the Company considered and passed the Proposal on the General Mandate to Issue Onshore and Offshore Debt Financing Instruments at the 2016 annual general meeting. It was agreed that the Company, after obtaining approval from the relevant regulatory authorities, was authorized to issue onshore and offshore debt financing instruments on an one-off or multiple issuances basis in or outside the PRC, including but not limited to domestic corporate bonds, enterprise debentures and medium-term notes to be issued within the inter-bank debt markets as well as the offshore Renminbi, US dollar and other foreign currency denominated bonds, with a principal amount of not exceeding RMB29.3 billion within 24 months from the date of obtaining an approval at the general meeting, and an unconditional general mandate was granted to the Board or any two or more Directors to determine the specific terms and conditions of and the matters relevant to the issuance of debt financing instruments according to the needs of the Company and the then prevailing market conditions and in conjunction with the regulatory requirements. The Company considered and passed the Proposal on Public Issuance of Corporate Bonds and Renewable Corporate Bonds to Qualified Investors at the 2nd meeting of the ninth session of the Board of Directors of the Company held on 17 July 2017, details of which are set out as follows:

I.	SATISFACTION OF THE COMPANY OF THE CONDITIONS FOR THE ISSUANCE OF CORPORATE BONDS AND RENEWABLE CORPORATE BONDS

According to the relevant provisions of the Company Law, the Securities Law, the Administrative Measures for the Issuance and Trading of Corporate Bonds and other relevant laws, regulations and regulatory documents, and upon examination on the Company’s actual situation, the Company is considered to have satisfied the requirements for public issuance of corporate bonds and renewable corporate bonds to the qualified investors and have fulfilled the conditions and obtained the qualifications for public issuance of corporate bonds and renewable corporate bonds to the qualified investors.

II.	SUMMARY ON THE ISSUANCE OF CORPORATE BONDS

(i)	Issuance size of the corporate bonds

The aggregate issuance size of the corporate bonds shall not exceed RMB3.8 billion (inclusive).

(ii)	Issuance targets and issuance method

The targets of the public issuance of the corporate bonds are the qualified investors as stipulated in the Administrative Measures for the Issuance and Trading of Corporate Bonds and other regulations, and the corporate bonds will be issued in one or multiple tranches according to capital needs within the period approved by China Securities Regulatory Commission (the “CSRC”).

(iii)	Issuance and listing stock exchange

Shanghai Stock Exchange. Application for the listing and trading of the corporate bonds will be made by the Company to the Shanghai Stock Exchange. Upon approval by the regulatory authorities, the corporate bonds may also be listed and traded on other stock exchanges permitted by applicable laws, which shall be determined by the Directors as authorized by the Board in accordance with the relevant laws and regulations, approval by the regulatory authorities and the market conditions.

(iv)	Type and term of the bonds

The corporate bonds to be issued shall have a term of not exceeding 20 years (inclusive). The corporate bonds may be single-type bonds or hybrid bonds. The specific type(s), term and issuance size of each type of the corporate bonds shall be determined by the Directors as authorized by the Board in accordance with the relevant regulations and the market conditions.

(v)	Use of proceeds

The proceeds from the issuance of the corporate bonds are intended to be used towards satisfying the operation and production needs, adjusting the debt structure, and supplementing the working capital and/or project investment of the Company.

(vi)	Coupon rate

The corporate bonds bear a fixed interest rate, and the coupon rate of the bonds shall be determined by the Directors as authorized by the Board of the Company together with the lead underwriter(s) through negotiation with reference to the results of book-building process at the time of issuance.

(vii)	Guarantee

The corporate bonds are unsecured bonds.

(viii)	Safeguard measures for debt repayment

In order to further protect the interest of the bondholders, and in the event of expected inability of the Company to repay the principal and interests of the bonds when they become due within the duration of the corporate bonds, the Company shall devise and adopt a number of measures for repayment to safeguard the interest of the bondholders.

(ix)	Validity of the resolution

The resolution on the issuance of the corporate bonds of the Company shall be valid from the date on which the proposal on the issuance was considered and approved at the 2nd meeting of the ninth session of the Board to 24 months after the date on which the proposal was approved at the annual general meeting for 2016.

III.	SUMMARY ON THE ISSUANCE OF RENEWABLE CORPORATE BONDS

(i)	Issuance size

The aggregate issuance size of the renewable corporate bonds shall not exceed RMB5.0 billion (inclusive).

(ii)	Issuance targets and issuance method

The targets of the public issuance of the renewable corporate bonds are the qualified investors as stipulated in the Administrative Measures for the Issuance and Trading of Corporate Bonds and other regulations, and the renewable corporate bonds will be issued in one or multiple tranches according to capital needs within the period approved by the CSRC.

(iii)	Issuance and listing stock exchange

Shanghai Stock Exchange. Application for the listing and trading of the renewable corporate bonds will be made by the Company to the Shanghai Stock Exchange. Upon approval by the regulatory authorities, the renewable corporate bonds may also be listed and traded on other stock exchanges permitted by applicable laws, which shall be determined by the Directors as authorized by the Board in accordance with the relevant laws and regulations, approval by the regulatory authorities and the market conditions.

(iv)	Type and term of the bonds

The price of the bonds shall be reset every three or five interest-accruing years (reset period), at the end of which the Issuer shall have the option to extend the term of the bonds for another reset period (i.e. extend for three or five years) or to duly redeem the bonds in full amounts.

(v)	Option for deferred interest payment

The renewable corporate bonds confer the Issuer the option to defer interest payment, so that at each interest payment date of each tranche of bonds under the renewable corporate bonds, the Issuer shall have the option to defer payment of interests for the current period as well as all interests already deferred in accordance with this clause and the accreted interests thereon to the next payment date without any limitation with respect to the number of deferrals, except for occurrence of any trigger events for compulsory interest payment.

(vi)	Restrictions on deferred interest payment

(1) Trigger events for compulsory interest payment: upon occurrence of the following events within 12 months prior to the interest payment date, the Issuer shall not defer payment of interests for the current period as well as all interests already deferred as agreed and the accreted interests thereon: (a) payment of dividend to the ordinary shareholders; (b) reduction of registered share capital. (2) Restrictions under deferred interest payment: if the Issuer has optioned to defer interest payment, before full repayment of the deferred interests and the accreted interests thereon, the Issuer shall not engage in the following: (a) payment of dividend to the ordinary shareholders; (b) reduction of registered share capital.

(vii)	Use of proceeds

The proceeds from the issuance of the renewable corporate bonds are intended to be used towards satisfying the operation and production needs, adjusting the debt structure, and supplementing the working capital and/or project investment of the Company.

(viii)	Coupon rate

The renewable corporate bonds bear a fixed interest rate, and the coupon rate of the bonds shall be determined by the Directors as authorized by the Board of the Company together with the lead underwriter(s) through negotiation with reference to the results of book-building process at the time of issuance.

(ix)	Guarantee

The renewable corporate bonds are unsecured bonds.

(x)	Safeguard measures for debt repayment

In order to further protect the interest of the bondholders, and in the event of expected inability of the Company to repay the principal and interests of the bonds when they become due within the duration of the renewable corporate bonds, the Company shall develop and adopt a number of measures for repayment to safeguard the interest of the bondholders.

(xi)	Validity of the resolution

The resolution on the issuance of the renewable corporate bonds of the Company shall be valid from the date on which the proposal on the issuance was considered and approved at the 2nd meeting of the ninth session of the Board to 24 months after the date on which the proposal was approved at the annual general meeting for 2016.

IV.	SUMMARY OF FINANCIAL INFORMATION OF THE ISSUER

The consolidated financial statements of the Company for 2014, 2015 and 2016 and the financial statements of the parent company have been audited by KPMG Huazhen LLP which has issued its standard unqualified audit report (KPMG Huazhen Shen Zi No. 1500518, KPMG Huazhen Shen Zi No. 1600666 and KPMG Huazhen Shen Zi No. 1700666). The financial data of the first quarter of 2017 has not been audited.

The financial data for 2014, 2015 and 2016 are extracted from the audited financial reports for 2015 and 2016 of the Company respectively, while the financial data for the first three months of 2017 are extracted from the unaudited first quarterly financial report of 2017 of the Company. Of which, the financial data for 2014 are extracted from the restated financial data for 2014 as shown in the 2015 annual report due to the adjustments made to the opening figures and the comparative figures in the consolidated financial statements for 2015 in accordance with the relevant requirements of the Accounting Standards for Business Enterprises as a result of completion of business combination under common control during 2015. The financial data as at the end of 2016 have been restated in the first quarterly report of 2017 in accordance with the relevant requirements of the Accounting Standards for Business Enterprises as a result of completion of business combination under common control during 2017. The financial data in the prospectus shall be the audited financial data as shown in the 2016 annual report of the Company for easy comparison.

(i)	Balance sheets, income statements and cash flow statements of the Issuer for the recent three years and the latest period

1.	Consolidated financial statements for the recent three years and the latest period

(1)	Consolidated balance sheets for the recent three years and the latest period

Table – Consolidated balance sheets of the Issuer for the recent three years and the latest period

Unit: RMB in 10 thousands

Assets	As at the end of the first quarter of 2017	As at the end of 2016	As at the end of 2015	As at the end of 2014 (Restated)
Current assets
Cash at bank and on hand	1,114,344.41	788,162.99	753,781.26	1,358,087.81
Derivative financial assets	11,698.02	27,860.20	13,946.80	26,113.54
Notes receivable	249,706.32	243,226.37	197,778.97	88,183.55
Accounts receivable	1,740,169.67	1,396,120.71	1,439,961.12	1,559,072.06
Advances to suppliers	122,936.43	68,851.39	57,397.01	75,974.67
Interest receivable	2,208.53	11.24	17.52	35.72
Other receivables	225,917.86	158,904.61	130,729.71	107,444.98
Dividends receivable	60,500.00	86,140.76	30,500.00	20,517.87
Inventories	697,082.94	687,914.26	542,273.20	740,968.14
Current portion of non-current assets	13,770.05	13,630.41	11,802.67	17,908.41
Other current assets	297,869.53	225,838.62	10,470.81	3,670.87

Assets	As at the end of the first quarter of 2017	As at the end of 2016	As at the end of 2015	As at the end of 2014 (Restated)
Total current assets	4,536,203.76	3,696,661.56	3,188,659.07	3,997,977.62
Non-current assets
Available-for-sale financial assets	364,930.85	345,603.24	512,786.29	438,351.52
Derivative financial assets	3,484.67	9,972.08	4,504.42	4,059.84
Long-term receivables	132,763.92	57,772.61	61,827.93	53,083.99
Long-term equity investment	1,980,331.08	1,942,025.21	1,951,662.87	1,751,788.78
Fixed assets	24,316,730.60	19,499,962.36	19,547,996.24	18,827,738.23
Construction-in-progress	2,612,898.66	2,440,420.47	2,020,255.12	2,175,194.26
Construction materials	373,164.81	287,237.01	291,110.53	338,786.13
Fixed assets pending for disposal	8,521.53	7,850.26	10,331.09	8,745.63
Intangible assets	1,427,706.29	1,204,334.45	1,167,986.11	1,160,132.07
Goodwill	1,227,191.77	1,038,868.96	993,014.18	1,114,848.11
Long-term deferred expenses	24,653.72	19,484.96	14,812.29	16,605.45
Deferred income tax assets	240,776.80	155,867.03	130,554.79	111,523.17
Other non-current assets	304,909.76	235,702.65	77,471.33	89,250.87
Total non-current assets	33,018,064.46	27,245,101.29	26,784,313.19	26,090,108.05
Total assets	37,554,268.22	30,941,762.85	29,972,972.26	30,088,085.67
Liabilities and shareholders’ equity
Current liabilities:
Short-term loans	7,002,488.80	5,766,887.41	4,988,348.93	4,662,600.43
Derivative financial liabilities	17,707.72	13,356.95	87,485.20	83,272.67
Notes payable	335,240.70	221,228.67	95,331.93	163,755.39
Accounts payable	1,162,669.72	984,671.78	844,976.87	1,138,068.93
Amounts received in advance	26,247.26	36,588.72	44,937.48	36,777.36
Salary and welfare payables	51,437.56	42,139.02	31,328.42	24,751.67
Taxes payable	114,688.25	108,910.49	-122,623.43	-61,784.41
Interest payables	88,058.92	67,646.23	87,433.34	116,236.65
Dividends payable	118,868.96	157,517.96	78,889.50	45,775.87
Other payables	2,359,416.39	1,483,642.34	1,507,858.28	1,496,322.33
Current portion of non-current liabilities	1,905,741.26	1,367,180.23	2,437,117.27	1,499,414.00
Provision	3,230.62	2,175.80	1,500.05	2,864.67

Assets	As at the end of the first quarter of 2017	As at the end of 2016	As at the end of 2015	As at the end of 2014 (Restated)
Other current liabilities	2,772,171.13	2,767,679.52	1,968,957.93	1,858,720.96
Total current liabilities	15,957,967.29	13,019,625.12	12,051,541.77	11,066,776.52
Non-current liabilities
Long-term loans	10,345,772.92	6,499,036.06	6,602,802.33	7,066,051.21
Derivative financial liabilities	19,255.02	20,116.92	43,008.90	64,951.26
Bonds payable	1,218,793.14	1,218,297.09	1,126,132.21	2,272,553.48
Long-term payables	165,377.31	99,215.17	135,961.02	143,503.69
Long-term Employee benefits payable	9,017.52	8,923.48	9,702.50	8,590.31
Specific accounts payable	5,265.88	4,015.32	4,823.35	4,502.44
Provision (Non-current)	5,244.40	–	–	–
Deferred income tax liabilities	138,587.61	135,509.85	141,797.22	159,502.50
Deferred income	382,078.20	260,420.81	263,217.26	255,501.85
Other non-current liabilities	–	–	–	–
Total non-current liabilities	12,289,392.00	8,245,534.70	8,327,444.79	9,975,156.74
Total liabilities	28,247,359.29	21,265,159.82	20,378,986.56	21,041,933.26
Shareholders’ equity
Share capital	1,520,038.34	1,520,038.34	1,520,038.34	1,442,038.34
Capital surplus	1,403,007.76	1,825,077.72	1,825,077.72	2,399,371.08
Other comprehensive income	91,727.44	62,035.99	13,556.07	-102,039.51
Special reserves	5,352.60	5,142.71	2,949.99	3,960.64
Surplus reserves	818,627.47	818,627.47	818,627.47	724,259.44
Undistributed profits	3,545,734.32	3,921,228.67	3,760,647.44	3,031,701.52
Total equity attributable to shareholders of the Company	7,384,487.93	8,152,150.91	7,940,897.03	7,499,291.51
Non-controlling interests	1,922,421.00	1,524,452.12	1,653,088.67	1,546,860.90
Total shareholders’ equity	9,306,908.93	9,676,603.02	9,593,985.70	9,046,152.41
Total liabilities and shareholders’ equity	37,554,268.22	30,941,762.85	29,972,972.26	30,088,085.67

(2)	Consolidated income statements for the recent three years and the latest period

Table – Consolidated income statements of the Issuer for the recent three years and the latest period

Unit: RMB in 10 thousands

Items			For the first quarter of 2017	For the year of 2016	For the year of 2015	For the year of 2014 (Restated)
i.	Operating revenue		3,757,707.90	11,381,423.60	12,890,487.25	14,002,669.04
	Less:	Operating cost	3,295,332.45	8,938,994.92	9,152,126.38	10,453,150.93
		Operating tax and levies	31,371.42	117,781.76	115,776.03	104,880.22
		Selling expenses	280.24	1,562.35	443.76	435.22
		General and administrative expenses	88,460.12	333,649.16	399,664.52	401,745.18
		Financial expenses	217,639.66	692,054.01	780,934.66	841,474.51
		Asset impairment loss	17.44	120,495.83	309,015.28	218,220.29
	Add:	Net gain on fair value changes	-675.98	-1,298.63	-1,674.22	4,253.77
		Investment income	11,199.28	238,314.28	169,719.60	142,944.64
		Including: Investment income from associates and joint ventures	9,494.72	131,310.86	158,195.84	134,859.52
ii.	Operating profit		135,129.87	1,413,901.22	2,300,572.00	2,129,961.10
	Add:	Non-operating income	11,944.55	98,091.83	100,181.55	101,344.87
		Including: gain on disposals of non- current assets	56.90	3,153.88	7,421.90	1,885.06
	Less:	Non-operating expenses	782.68	75,359.39	62,240.83	74,164.46
		Including: loss on disposals of non- current assets	86.16	62,334.96	47,906.16	48,867.78
iii.	Profit before tax		146,291.74	1,436,633.66	2,338,512.72	2,157,141.51
	Less:	Income tax expense	49,301.86	358,011.18	583,545.02	621,188.58
iv.	Net profit		96,989.88	1,078,622.48	1,754,967.70	1,535,952.93
	Including: Net profit generated by acquiree before business combination under common control		–	–	–	199,531.61
	Attributable to:
		Shareholders of the Company	65,197.93	881,429.09	1,378,605.01	1,218,258.92
		Non-controlling interests	31,791.95	197,193.39	376,362.69	317,694.01

Items		For the first quarter of 2017	For the year of 2016	For the year of 2015	For the year of 2014 (Restated)
v.	Other comprehensive income, net of tax	21,576.17	48,528.33	115,585.95	-23,993.60
	Other comprehensive income/(loss) (net of tax) attributable to shareholders of the Company that will be reclassified to profit or loss	21,654.06	48,479.92	115,595.58	-23,962.30
	Including: Share of other comprehensive income of the equity-accounted investee	171.47	-18,057.25	67,879.34	8,757.93
	Gains or losses arising from changes in fair value of available-for-sale financial assets	6,622.26	-14,804.11	55,826.08	84,028.87
	Amounts transferred to profit or loss for current period upon disposals of available- for-sale financial assets	–	-74,164.76	–	–
	Effective hedging portion of gains or losses arising from cash flow hedging instruments	-21,291.08	101,510.28	5,192.18	-78,991.50
	Translation differences of the financial statements of foreign operations	36,151.41	53,995.76	-13,302.02	-37,757.60
	Other comprehensive income (net of tax) attributable to non-controlling interests	-77.89	48.41	-9.63	-31.30
vi.	Total comprehensive income	118,566.05	1,127,150.81	1,870,553.65	1,511,959.33
	Attributable to:
	Shareholders of the Company	86,851.99	929,909.01	1,494,200.59	1,194,296.62
	Non-controlling interests	31,714.06	197,241.80	376,353.06	317,662.71
vii.	Earnings per share
	Basic earnings per share (RMB per share)	0.04	0.58	0.95	0.86
	Diluted earnings per share (RMB per share)	0.04	0.58	0.95	0.86

(3)	Consolidated cash flow statements for the recent three years and the latest period

Table – Consolidated cash flow statements of the Issuer for the recent three years and the latest period

Unit: RMB in 10 thousands

Items		For the first quarter of 2017	For the year of 2016	For the year of 2015	For the year of 2014 (Restated)
i.	Cash flows generated from operating activities
	Cash received from sales of goods and services rendered	4,116,557.74	12,776,356.13	14,484,072.40	15,828,958.58
	Cash received from return of taxes and fees	949.03	6,811.40	7,907.36	10,618.35
	Other cash received relating to operating activities	23,281.45	58,736.64	129,988.64	92,690.51
	Sub-total of cash inflows of operating activities	4,140,788.22	12,841,904.17	14,621,968.40	15,932,267.44
	Cash paid for goods and services received	2,849,329.22	7,442,492.39	7,818,865.66	9,642,407.69
	Cash paid to and on behalf of employees	225,508.93	763,298.56	739,677.55	704,275.09
	Payments of taxes	244,365.91	1,349,794.27	1,712,457.50	1,654,710.00
	Other cash paid relating to operating activities	56,684.73	135,236.52	114,696.99	194,197.50
	Sub-total of cash outflows of operating activities	3,375,888.79	9,690,821.74	10,385,697.70	12,195,590.28
	Net cash flows generated from operating activities	764,899.43	3,151,082.43	4,236,270.70	3,736,677.16
ii.	Cash flows used in investing activities
	Cash received from withdrawal of investment	74,100.00	147,430.08	–	38,470.24
	Cash received on investment income	13,518.13	105,764.20	93,718.94	56,557.45
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets	406.99	14,434.57	10,901.25	7,168.56
	Net cash received from disposals of subsidiaries and other operating business units	–	–	–	50,380.92

Items		For the first quarter of 2017	For the year of 2016	For the year of 2015	For the year of 2014 (Restated)
	Net cash received from acquiring subsidiaries	–	15,742.15	–	–
	Other cash received relating to investing activities	1,882.69	7,774.85	6,842.85	7,096.64
	Sub-total of cash inflows of investing activities	89,907.81	291,145.85	111,463.04	159,673.81
	Cash paid for acquiring fixed assets, intangible assets and other long-term assets	490,833.40	2,028,498.65	2,433,431.12	2,504,423.77
	Cash paid for investments	500.00	27,611.80	88,978.00	26,687.70
	Net cash paid for acquiring subsidiaries and other operating business units	597,503.48	–	967,093.10	1,799.13
	Other cash paid relating to investing activities	395.31	–	1,766.85	4,561.26
	Sub-total of cash outflows of investing activities	1,089,232.19	2,056,110.45	3,491,269.07	2,537,471.86
	Net cash flows (used in)/provided by investing activities	-999,324.38	-1,764,964.60	-3,379,806.03	-2,377,798.05
iii.	Cash flows used in financing activities
	Cash received from investments	7,729.67	28,561.96	530,742.11	339,540.43
	Including: Cash received from minority shareholder investment by subsidiaries	7,729.67	28,561.96	62,310.68	60,671.86
	Cash received from borrowings	4,489,852.28	10,166,789.86	7,724,173.37	7,885,719.80
	Cash received from issuance of bonds	998,867.92	3,718,233.96	1,898,000.00	2,195,900.00
	Other cash received relating to financing activities	7,051.78	23,327.56	42,201.11	193,051.32
	Sub-total of cash inflows of financing activities	5,503,501.65	13,936,913.34	10,195,116.59	10,614,211.55
	Cash repayments of borrowings	4,675,304.87	13,510,691.01	9,840,067.44	10,018,038.56
	Cash payments for dividends, profit or interest expense	261,956.12	1,724,637.86	1,716,716.44	1,646,137.70
	Including: Dividend and profit paid to minority shareholders by subsidiaries	38,649.01	269,537.79	295,419.38	157,038.66
	Other cash paid relating to financing activities	5,604.70	61,769.50	52,398.58	16,116.36

Items		For the first quarter of 2017	For the year of 2016	For the year of 2015	For the year of 2014 (Restated)
	Sub-total of cash outflows of financing activities	4,942,865.69	15,297,098.37	11,609,182.46	11,680,292.62
	Net cash flows provided by/(used in) financing activities	560,635.96	-1,360,185.03	-1,414,065.87	-1,066,081.07
iv.	Effect of exchange rate fluctuations on cash held	2,890.94	7,292.34	3,284.58	-5,837.90
v.	Net increase/(decrease) in cash	329,101.95	33,225.14	-554,316.62	286,960.14
	Add: cash at beginning of year	781,050.10	747,824.95	1,302,141.57	1,015,181.43
vi.	Cash at end of year	1,110,152.05	781,050.09	747,824.95	1,302,141.57

2.	Financial statements of the parent company for the recent three years and the latest period

(1)	Balance sheets of the parent company for the recent three years and the latest period

Table – Balance sheets of the Issuer’s parent company for the recent three years and the latest period

Unit: RMB in 10 thousands

Assets	As at the end of the first quarter of 2017	As at the end of 2016	As at the end of 2015	As at the end of 2014
Current Assets:
Cash at bank and on hand	209,968.75	243,837.37	227,346.42	838,337.51
Notes receivable	43,576.14	43,118.55	38,029.72	15,889.98
Accounts receivable	471,805.34	440,746.60	485,999.09	555,567.34
Amounts paid in advance	6,459.91	7,575.68	8,547.48	16,391.46
Interest receivable	3,196.41	3,273.91	21,392.06	14,268.77
Other receivables	266,263.30	216,596.23	174,743.21	235,473.06
Dividends receivable	168,258.56	176,620.25	105,845.95	84,232.00
Inventories	227,489.75	247,328.53	163,783.71	256,951.02
Other current assets	646,845.20	771,000.67	1,506,338.23	2,410,166.77
Total current assets	2,043,863.36	2,150,097.79	2,732,025.87	4,427,277.91
Non-current assets:
Available-for-sale financial assets	353,106.25	344,335.67	511,561.21	437,126.44
Long-term equity investment	7,665,065.73	6,885,510.75	6,584,596.91	5,561,467.38
Fixed assets	5,524,044.38	5,615,845.15	5,813,935.18	5,910,905.22
Construction-in-progress	129,397.09	138,717.79	132,355.38	230,064.56
Construction materials	2,794.42	2,104.61	8,998.91	11,384.02
Fixed assets pending for disposal	7.96	7.83	31.16	10.28
Intangible assets	160,625.65	158,458.12	166,227.60	172,412.97
Long-term deferred expenses	4,430.10	4,679.02	1,097.12	1,720.71
Deferred income tax assets	25,137.13	28,626.82	–	15,918.66
Other non-current assets	1,642,378.71	1,582,008.20	1,422,622.01	349,263.00
Total non-current assets	15,506,987.42	14,760,293.96	14,641,425.48	12,690,273.24
Total assets	17,550,850.78	16,910,391.75	17,373,451.35	17,117,551.15
Current liabilities:

Assets	As at the end of the first quarter of 2017	As at the end of 2016	As at the end of 2015	As at the end of 2014
Short-term loans	3,548,000.00	3,143,000.00	3,489,000.00	3,111,000.00
Accounts payable	336,066.96	382,092.35	322,111.00	562,698.92
Amounts received in advance	8,468.36	20,661.00	15,644.20	13,782.71
Salary and welfare payables	11,666.97	10,522.40	8,922.60	7,288.55
Taxes payable	12,477.43	28,737.94	33,596.68	11,616.74
Interest payables	66,424.86	42,874.74	57,911.64	84,224.36
Other payables	679,484.17	232,560.15	274,938.84	346,189.87
Current portion of non-current liabilities	490,014.38	472,364.56	1,543,557.14	821,335.92
Other current liabilities	2,759,239.48	2,760,130.09	1,959,723.87	1,850,451.65
Provision	2,707.78	1,862.18	1,450.03	2,819.07
Total current liabilities	7,914,550.39	7,094,805.41	7,706,856.00	6,811,407.79
Non-current liabilities:
Long-term loans	1,261,629.53	669,472.63	1,025,417.74	1,428,632.12
Bonds payable	1,218,793.14	1,218,297.09	1,126,132.21	2,272,553.48
Long-term payables	7,048.38	7,893.65	–	–
Long-term Employee benefits payable	14.57	17.24	24.58	–
Specific accounts payable	3,097.49	3,005.18	3,034.94	3,008.31
Deferred income tax liabilities	–	–	8,270.92	–
Deferred income	184,651.32	185,734.39	193,237.84	195,899.48
Derivative financial liabilities	4,469.32	6,990.40	8,045.68	9,916.40
Total non-current liabilities	2,679,703.76	2,091,410.58	2,364,163.91	3,910,009.79
Total liabilities	10,594,254.14	9,186,215.99	10,071,019.91	10,721,417.58
Shareholders’ equity:
Share capital	1,520,038.34	1,520,038.34	1,520,038.34	1,442,038.34
Capital surplus	894,094.58	1,701,774.43	1,701,774.43	1,681,602.70
Other comprehensive income	146,587.79	137,947.58	244,224.73	119,116.27
Special reserves	4,300.41	4,153.73	2,183.53	3,447.43
Surplus reserves	818,627.47	818,627.47	818,627.47	724,259.44
Undistributed profits	3,572,948.05	3,541,634.21	3,015,582.94	2,425,669.39
Total equity attributable to shareholders of the Company	6,956,596.64	7,724,175.76	7,302,431.44	6,396,133.57
Total shareholders’ equity	6,956,596.64	7,724,175.76	7,302,431.44	6,396,133.57
Total liabilities and shareholders’ equity	17,550,850.78	16,910,391.75	17,373,451.35	17,117,551.15

(2)	Income statements of the parent company for the recent three years and the latest period

Table – Income statements of the Issuer’s parent company for the recent three years and the latest period

Unit: RMB in 10 thousands

Items			For the first quarter of 2017	For the year of 2016	For the year of 2015	For the year of 2014
i.	Operating revenue		1,075,070.04	4,193,217.94	4,882,476.55	5,427,407.40
	Less:	Operating cost	933,792.27	3,161,954.60	3,293,232.49	3,857,211.21
		Operating tax and levies	10,950.44	50,422.56	54,210.61	50,730.40
		Selling expenses	77.73	512.43	–	–
		General and administrative expenses	40,532.10	192,074.77	219,104.07	221,114.96
		Financial expenses	84,196.12	372,381.50	470,057.98	506,674.83
		Asset impairment loss	–	5,036.23	232,822.07	286,404.86
	Add:	Investment income	27,794.69	968,340.53	845,905.98	607,240.41
		Including: Investment income from associates and joint ventures	2,311.72	100,662.66	112,517.66	101,928.77
ii.	Operating profit		33,316.07	1,379,176.38	1,458,955.31	1,112,511.55
	Add:	Non-operating income	4,732.80	48,583.58	74,007.21	290,664.72
		Including: gain on disposals of non- current assets	0.64	2,967.62	4,862.82	215,475.01
	Less:	Non-operating expenses	75.39	27,045.40	31,449.26	40,324.07
		Including: loss on disposals of non- current assets	3.62	20,986.16	23,601.46	27,861.86
iii.	Profit before tax		37,973.48	1,400,714.56	1,501,513.26	1,362,852.20
	Less:	Income tax expense	6,517.15	158,179.46	265,948.54	328,044.78
iv.	Net profit		31,456.33	1,242,535.10	1,235,564.72	1,034,807.42
	Attributable to:
		Shareholders of the Company	31,456.33	1,242,535.10	1,235,564.72	1,034,807.42

Items		For the first quarter of 2017	For the year of 2016	For the year of 2015	For the year of 2014
v.	Other comprehensive income/(loss), net of tax	8,640.22	-106,277.15	125,108.46	94,092.13
	Other comprehensive income/(loss) (net of tax) attributable to shareholders of the Company that will be reclassified to profit or loss	171.47	-106,277.15	125,108.46	94,092.13
	Including: Gains or losses arising from changes in fair value of available-for-sale financial assets	6,577.94	-14,846.60	55,826.08	84,028.87
	Amounts transferred to profit or loss for current period upon disposals of available- for-sale financial assets	–	-74,164.76	–	–
	Share of other comprehensive income of the equity-accounted investee	–	-18,057.25	67,879.34	8,757.93
	Effective hedging portion of gains or losses arising from cash flow hedging instruments	1,890.81	791.46	1,403.04	1,305.33
vi.	Total comprehensive income	40,096.55	1,136,257.95	1,360,673.18	1,128,899.55
	Attributable to:
	Shareholders of the Company	40,096.55	1,136,257.95	1,360,673.18	1,128,899.55

(3)	Cash flow statements of the parent company for the recent three years and the latest period

Table – Cash flow statements of the Issuer’s parent company for the recent three years and the latest period

Unit: RMB in 10 thousands

Items		For the first quarter of 2017	For the year of 2016	For the year of 2015	For the year of 2014
i.	Cash flows generated from operating activities
	Cash received from sales of goods and services rendered	1,161,639.28	4,906,790.74	5,737,747.55	6,410,335.91
	Cash received from return of taxes and fees	–	–	299.94	60.52
	Other cash received relating to operating activities	841.47	24,346.37	136,301.40	61,707.38
	Sub-total of cash inflows of operating activities	1,162,480.75	4,931,137.11	5,874,348.89	6,472,103.81
	Cash paid for goods and services received	916,409.66	2,884,317.83	3,166,894.84	3,757,706.80
	Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	85,385.55	331,196.65	333,133.48	328,450.52
	Payments of taxes	80,347.41	538,907.26	710,462.58	775,382.57
	Other cash paid relating to operating activities	25,832.86	70,804.34	74,186.94	130,725.68
	Sub-total of cash outflows of operating activities	1,107,975.48	3,825,226.08	4,284,677.84	4,992,265.57
	Net cash flows generated from operating activities	54,505.27	1,105,911.03	1,589,671.05	1,479,838.24
ii.	Cash flows used in investing activities
	Cash received from withdrawal of investment	65,600.00	730,735.08	–	155,090.14
	Cash received on investment income	33,844.66	803,054.03	798,028.44	495,785.55
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets	56.62	2,201.12	5,769.25	462,981.55

Items		For the first quarter of 2017	For the year of 2016	For the year of 2015	For the year of 2014
	Net cash received from disposals of subsidiaries and other operating business units	–	–	–	53,829.76
	Sub-total of cash inflows of investing activities	99,501.28	1,535,990.23	803,797.69	1,167,687.00
	Cash paid for acquiring fixed assets, intangible assets and other long-term assets	47,274.58	344,550.47	393,317.25	561,865.35
	Cash paid for investments	1,094,759.66	304,586.94	1,708,166.71	547,731.90
	Sub-total of cash outflows of investing activities	1,142,034.24	649,137.41	2,101,483.96	1,109,597.25
	Net cash flows (used in)/provided by investing activities	-1,042,532.96	886,852.82	-1,297,686.27	58,089.75
iii.	Cash flows used in financing activities
	Cash received from investments	–	–	468,431.43	245,398.57
	Cash received from borrowings	3,542,294.00	5,882,000.01	5,123,000.00	5,033,023.78
	Other cash received relating to financing activities	4,834.55	12,383.11	16,191.37	9,707.17
	Cash received from issuance of bonds	998,867.92	3,718,233.96	1,898,000.00	2,195,900.00
	Sub-total of cash inflows of financing activities	4,545,996.47	9,612,617.08	7,505,622.80	7,484,029.52
	Cash repayments of borrowings	3,526,615.32	10,505,327.56	7,390,934.28	7,667,324.68
	Cash payments for dividends, profit or interest expense	61,814.79	1,079,587.36	1,014,301.35	1,030,312.09
	Other cash paid relating to financing activities	2,207.55	4,968.17	8,700.00	6,950.00
	Sub-total of cash outflows of financing activities	3,590,637.66	11,589,883.09	8,413,935.63	8,704,586.77
	Net cash flows provided by/(used in) financing activities	955,358.81	-1,977,266.01	-908,312.83	-1,220,557.25
iv.	Effect of exchange rate fluctuations on cash held	-2.40	5.17	6,332.40	-992.13
v.	Net increase in cash	-32,671.28	15,503.01	-609,995.65	316,378.61
	Cash at beginning of year	241,546.06	226,043.05	836,038.70	519,660.09
vi.	Cash at end of year	208,874.78	241,546.06	226,043.05	836,038.70

3.	Changes in the consolidation scope of the Issuer for the recent three years and the latest period

(1)	Changes in the scope of the consolidated financial statements of the Issuer for 2014

Ways of changes	Name of subsidiaries	Reasons for changes
Increase	Huaneng Zhumadian Wind Power Generation Co., Ltd.	Merger and acquisition
	Huaneng Nanjing Co-generation Co., Ltd.	Newly established
	Huaneng Hunan Guidong Wind Power Generation Co., Ltd.	Newly established
	Huaneng Nanjing Luhe Wind Power Generation Co., Ltd.	Newly established
	Huaneng Luoyuan Power Limited Liability Company	Newly established
	Huaneng Lingang (Tianjin) Gas Co-generation Co., Ltd.	Newly established
	Huaneng Anhui Huaining Wind Power Generation Co., Ltd.	Newly established
	Huaneng Mianchi Co-generation Limited Liability Company	Newly established
	Huaneng Yingkou Xianrendao Co-generation Co., Ltd.	Newly established
	Huaneng Nanjing Xingang Heating Co., Ltd.	Newly established
	Huaneng Changxing Photovoltaic Power Limited Liability Company	Newly established
	Huaneng Rudong Baxianjiao Offshore Wind Power Generation Co., Ltd.	Newly established
	Huaneng Shanxi City of Science & Technology Project Management Co., Ltd.	Newly established
	Huaneng Guilin Gas Distributed Energy Co., Ltd.	Newly established
	Huaneng (Dalian) Co-generation Co., Ltd.	Newly established
	Huaneng Zhongxiang Wind Power Generation Co., Ltd.	Newly established
	Huaneng Guanyun Co-generation Co., Ltd.	Newly established
Decrease	Huaneng (Fuzhou) Luoyuanwan Pier Limited Company	Equity transfer
	Huaneng Luoyuan Ludao Pier Limited Company	Equity transfer

(2)	Changes in the scope of the consolidated financial statements of the Issuer for 2015

Ways of changes	Name of subsidiaries	Reasons for changes
Increase	Huaneng Chaohu Power Generation Co., Ltd.	Merger and acquisition
	Huaneng Yingcheng Thermal Power Co., Ltd.	Merger and acquisition
	Huaneng Wuhan Power Generation Co., Ltd.	Merger and acquisition
	Huaneng Hualiangting Hydropower Co., Ltd.	Merger and acquisition
	Huaneng Suzhou Thermal Power Co., Ltd.	Merger and acquisition
	Huaneng Jingmen Thermal Power Co., Ltd.	Merger and acquisition
	Enshi Qingjiang Dalongtan Hydropwer Development Co., Ltd.	Merger and acquisition
	Huaneng Hainan Power Inc.	Merger and acquisition
	Huaneng Ruijin Power Generation Co., Ltd.	Merger and acquisition
	Huaneng Anyuan Power Generation Co., Ltd.	Merger and acquisition
	Huaneng Shanxi Taihang Power Generation Limited Liability Company	Newly established
	Huaneng Mianchi Clean Energy Limited Liability Company	Newly established
	Huaneng Zhuolu Clean Energy Limited Liability Company	Newly established
	Huaneng Tongwei Wind Power Limited Liability Company	Newly established
	Huaneng Yizheng Power Generation Limited Liability Company	Newly established
	Huaneng Yancheng Dafeng New Energy Power Generation Limited Liability Company	Newly established
	Huaneng Shanyin Power Generation Limited Liability Company	Newly established
	Huaneng Jiangsu Energy Sales Limited Liability Company	Newly established
	Huaneng Liaoning Energy Sales Limited Liability Company	Newly established
	Huaneng Guangdong Energy Sales Limited Liability Company	Newly established
	Huaneng Suizhou Power Generation Limited Liability Company	Newly established
	Huaneng Changle Photovoltaic Power Limited Liability Company	Newly established
	Huaneng Longyan Wind Power Generation Limited Liability Company	Newly established
	Huaneng Yunnan Malong Wind Power Generation Limited Liability Company	Newly established
	Huaneng Dandong Photovoltaic Power Limited Liability Company	Newly established
	Huaneng Dongguan Combined Cycle Co-generation Limited Liability Company	Newly established
	Huaneng Yangxi Photovoltaic Power Limited Liability Company	Newly established
Decrease	Huaneng Yingkou Port Limited Liability Company	Transferred to a joint venture

(3)	Changes in the scope of the consolidated financial statements of the Issuer for 2016

Ways of changes	Name of subsidiaries	Reasons for changes
Increase	Huaneng Chongqing Fengjie Wind Power Generation Limited Liability Company	Newly established
	Huaneng Changxing Hongqiao Photovoltaic Power Limited Liability Company	Newly established
	Huaneng Jingxing Photovoltaic Power Limited Liability Company	Newly established
	Huaneng Wulatehouqi Clean Energy Limited Liability Company	Newly established
	Huaneng Shanxi Energy Sales Limited Liability Company	Newly established
	Huaneng Chongqing Energy Sales Limited Liability Company	Newly established
	Huaneng Hunan Energy Sales Limited Liability Company	Newly established
	Huaneng Jiangxi Energy Sales Limited Liability Company	Newly established
	Huaneng Hebei Energy Sales Limited Liability Company	Newly established
	Huaneng Henan Energy Sales Limited Liability Company	Newly established
	Huaneng Handan Heating Limited Liability Company	Newly established
	Huaneng (Huzhou Development Zone) Photovoltaic Power Limited Liability Company	Newly established
	Huaneng (Fujian) Energy Sales Limited Liability Company	Newly established
	Huaneng Hubei Energy Sales Limited Liability Company	Newly established
	Huaneng (Sanming) Clean Energy Limited Liability Company	Newly established
	Huaneng Yueyang Xingang Photovoltaic Power Limited Liability Company	Newly established
	Huaneng Shanghai Energy Sales Limited Liability Company	Newly established
	Huaneng Yushe Photovoltaic Power Limited Liability Company	Newly established
	Huaneng Anhui Energy Sales Limited Liability Company	Newly established
	Huaneng (Shanghai) Power Maintenance Limited Liability Company	Newly established
	Xuzhou Tongshan District Xiehe Wind Power Generation Limited Liability Company	Merger and acquisition
	Luoyang Yangguang Co-generation Limited Liability Company	Merger and acquisition
Decrease	Huaneng Wenchang Wind Power Generation Co., Ltd.	Cancellation

(4)	Changes in the scope of the consolidated financial statements of the Issuer for the first quarter of 2017

Ways of changes	Name of subsidiaries	Reasons for changes
Increase	Huaneng Shandong Power Limited	Merger and acquisition
	Huaneng Jilin Power Limited	Merger and acquisition
	Huaneng Heilongjiang Power Limited	Merger and acquisition
	Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd.	Merger and acquisition
	Huaneng Jianchang Photovoltaic Power Limited Liability Company	Newly established
	Huaneng Chaoyang Photovoltaic Power Limited Liability Company	Newly established
	Huaneng Guanyun Clean Energy Power Generation Limited Liability Company	Newly established

(ii)	Major financial indicators for the recent three years and the latest period

Table – Major financial data for the recent three years and the latest period

Unit: RMB in 10 thousands

Major financial data	As at the end of/ for the first quarter of 2017	As at the end of/ for the year of 2016	As at the end of/ for the year of 2015	As at the end of/ for the year of 2014 (Restated)
Total assets	37,554,268.22	30,941,762.85	29,972,972.26	30,088,085.67
Cash at bank and on hand	1,114,344.41	788,162.99	753,781.26	1,358,087.81
Total liabilities	28,247,359.29	21,265,159.82	20,378,986.56	21,041,933.26
Shareholders’ equity	9,306,908.93	9,676,603.02	9,593,985.70	9,046,152.41
Operating revenue	3,757,707.90	11,381,423.60	12,890,487.25	14,002,669.04
Net profit	96,989.88	1,078,622.48	1,754,967.70	1,535,952.93
Net cash flows provided by operating activities	764,899.43	3,151,082.43	4,236,270.70	3,736,677.16
Net cash flows provided by investing activities	-999,324.38	-1,764,964.60	-3,379,806.03	-2,377,798.05
Net cash flows provided by financing activities	560,635.96	-1,360,185.03	-1,414,065.87	-1,066,081.07

Table – Major financial indicators for the recent three years and the latest period

Units: RMB in 10 thousands, times, times, %

Financial indicators	As at the end of/ for the first quarter of 2017	As at the end of/ for the year of 2016	As at the end of/ for the year of 2015	As at the end of/ for the year of 2014 (Restated)
Current ratio	0.28	0.28	0.26	0.36
Quick ratio	0.24	0.23	0.22	0.29
Gearing ratio	75.22	68.73	67.99	69.93
Receivables turnover ratio	2.17	8.03	8.60	8.98
Inventory turnover ratio	4.39	14.53	14.26	14.11
Interest coverage ratio	–	2.91	3.55	3.21
EBITDA (RMB in 100 million)	82.96	356.14	453.12	429.98
EBITDA interest coverage ratio	3.49	4.90	5.20	4.62
Return on net assets	0.89	10.91	19.29	17.41
Return on total assets	0.26	3.54	5.84	5.10

Notes:

(1)	Current ratio = Current assets/Current liabilities

(2)	Quick ratio = (Current assets - Inventories)/Current liabilities

(3)	Gearing ratio = (Total liabilities/Total assets) ×100%

(4)	Receivables turnover ratio = Operating revenue/Average net accounts receivable. In 2014, the average figures were replaced by the year-end figures

(5)	Inventory turnover ratio = Operating cost/Average net inventories. In 2014, the average figures were replaced by the year-end figures

(6)	Interest coverage ratio = (Gross profit + Interest expense included in financial expenses)/(Interest expense included in financial expenses + capitalized interest expense)

(7)
EBITDA = Gross profit + Depreciation on fixed assets + Depreciation on investment property + Amortization of intangible assets + Amortization of long-term deferred expenses + Interest expense included in financial expenses

(8)
EBITDA interest coverage ratio = (Gross profit + Depreciation on fixed assets + Depreciation on investment property + Amortization of intangible assets + Amortization of long-term deferred expenses + Interest expense included in financial expenses)/(Interest expense included in financial expenses + capitalized interests)

(9)	Return on net assets = (Net profit/Average net assets) × 100%

(10)	Return on total assets = (Net profit/Average total assets) × 100%. In 2014, the average figures were replaced by the year-end figures

(iii)	Condensed financial analysis by the Company’s management

According to the consolidated financial statements, in 2014, 2015, 2016 and the first quarter of 2017, the Company achieved operating revenue of RMB140,026,690,400, RMB128,904,872,500, RMB113,814,236,000 and RMB37,577,079,000 respectively with slight decrease in 2015 and 2016 due to market conditions, and realized net profit of RMB15,359,529,100, RMB17,549,677,100, RMB10,786,224,800 and RMB969,898,800
respectively.

In 2014, 2015, 2016 and the first quarter of 2017, net cash flows generated from operating activities of the Company were RMB37,366,771,600, RMB42,362,707,000, RMB31,510,824,300 and RMB7,648,994,300 respectively. In view of the Company’s relatively stable operating performance and relatively strong profitability, the ability to repay the principal and interest of the corporate bonds and renewable corporate bonds is relatively stronger.

The Company has long maintained a stable financial policy, focusing on the management of liquidity and achieving well-being asset liquidity. If necessary, repayment capital could be supplemented through converting current assets into cash. As at the end of 2016, the balance of current assets of the consolidated financial statements of the Company was RMB36,966,615,600, which will guarantee timely realization of right of creditor by converting current assets into cash, if necessary.

The Company possesses good financial position, credit record and market reputation, has established long-term and stable cooperative relationship with domestic large-scale financial institutions, and has strong indirect financing ability. If the Company fails to finance from the expected repayment source in a timely manner due to the exceptional circumstances, the Company, by virtue of its good credit situation and good cooperation with the financial institutions, can raise the funds to repay principal and interests of the corporate bonds and renewable corporate bonds.

V.	USE OF PROCEEDS FROM THE ISSUANCE OF CORPORATE BONDS

The proceeds from the issuance of the corporate bonds (after deducting the issuance expenses) are intended to be used towards satisfying the operation and production needs, adjusting the debt structure, and supplementing the working capital and/or project investment of the Company. As the corporate bonds shall be issued in tranches, there shall be a certain degree of uncertainty regarding the obtaining of approval from the relevant authorities and the timing of issuance. After completion of issuance of all tranches of bonds and receipt of the proceeds, the Company shall made appropriate adjustments to the specific repayment plan according to the time of actual receipt of the proceeds from each tranche of the bonds and the needs of debt structure adjustment, so as to optimize the financial structure and lower interest expenses of the Company.

1.	Effect on the asset and liability structure of the Company

The successful issuance of the corporate bonds is expected to effectively increase the aggregate working capital of the Company, which shall promote more rational financial leverage level of the Company and shall be beneficial to the medium and long-term capital arrangement and the steady implement of the strategic objectives of the Company.

2.	Effect on the financial costs of the Company

As a direct financing instrument at the capital market, corporate bonds have certain cost advantage as compared with indirect financing means such as bank loans. The issuance of corporate bonds with fixed interest rate shall enable the Company to lock its finance costs and avoid interest rate fluctuation risk associated with loans, and also provide the Company with long-term and stable supply of working capital and lower short-term repayment pressure, ensuring sustainable and steady development of the Company.

3.	Effect on the short-term repayment ability of the Company

The application of the proceeds from the issuance of the corporate bonds will supplement the working capital and enhance the current ratio of the Company, thus increasing the coverage of current assets on current liabilities and further improving the short-term repayment ability of the Company.

In summary, the issuance of the corporate bonds will further optimize the financial structure of the Company, enhance the short-term repayment ability of the Company, and also provide steady medium and long-term capital support for the Company’s future business development, enabling the Company to cope with various challenges in the market and maintain sustainable and stable growth of its main businesses, with further increase in market shares and improvement in the profitability and core competitiveness of the Company.

VI.	USE OF PROCEEDS FROM THE ISSUANCE OF RENEWABLE CORPORATE BONDS

The proceeds from the issuance of the renewable corporate bonds (after deducting the issuance expenses) are intended to be used towards satisfying the operation and production needs, adjusting the debt structure, and supplementing the working capital and/or project investment of the Company. As the renewable corporate bonds shall be issued in tranches, there shall be a certain degree of uncertainty regarding the obtaining of approval from the relevant authorities and the timing of issuance. After completion of issuance of all tranches of bonds and receipt of the proceeds, the Company shall made appropriate adjustments to the specific repayment plan according to the time of actual receipt of the proceeds from each tranche of the bonds and the needs of debt structure adjustment, based on principles of optimizing the financial structure and reducing interest expenses of the Company.

1.	Effect on the asset and liability structure of the Company

As the gains from the issuance of the renewable corporate bonds will be accounted as equity, the successful issuance of the bonds is expected to effectively increase the aggregate working capital of the Company, which shall reduce the Company’s asset-liability ratio and shall be beneficial to the medium and long-term capital arrangement and the steady implement of the strategic objectives of the Company.

2.	Effect on the financial costs of the Company

The coupon rate of the renewable corporate bonds shall be determined by the benchmark interest rate, initial spread and step-up interest rate, among which the benchmark interest rate shall be reset at the end of each reset period, while the initial interest rate and step-up interest rate shall be fixed prior to the issuance. In another word, the coupon rate of the bonds shall be reset for each reset period, but shall remain fixed during the period.

3.	Effect on the short-term repayment ability of the Company

The application of the proceeds from the issuance of the renewable corporate bonds will supplement the working capital and enhance the current ratio of the Company, thus increasing the coverage of current assets on current liabilities and further improving the short-term repayment ability of the Company.

In summary, the issuance of the renewable corporate bonds will further optimize the financial structure of the Company, enhance the short-term repayment ability of the Company, and also provide steady medium and long-term capital support for the Company’s future business development, enabling the Company to cope with various challenges in the market and maintain sustainable and stable growth of its main businesses, with further increase in market shares and improvement in the profitability and core competitiveness of the Company.

VII.	OTHER IMPORTANT MATTERS

As of 31 December 2016, the balance of external guarantees provided by the Company amounted to approximately RMB12,379,000,000, of which the balance of guarantees for Tuas Power Generation Pte. Ltd., a wholly-owned subsidiary of the Company, amounted to approximately RMB12,379,000,000. The balance of external guarantees provided by the Company accounted for 15.19% of the equity attributable to equity holders of the Company as shown in the consolidated financial statements as at the end of 2016.

No legal proceedings or arbitration are pending which may have material impact on the financial position, operating results, reputation, business activities and future prospect of the Company.

The bonds do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xu Haifeng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
19 July 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     July 19, 2017